Exhibit 99.1
Sibansye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
“Sibanye-Stillwater” or “the Group” or “the Company”)
Website: www.sibanyestillwater.com
Dealings by Prescribed Officer and Associates
Johannesburg, 21 June 2021: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements,
discloses the following:
Name
L
Charbonnier
Position EVP: Business Development
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market purchase of ADRs
Transaction Date 15 June 2021
Number of Shares 15 791
Class of Security ADR
Market Price per share £12,6065
Total Value £199 069,24
Name
M Charbonnier
Position An Associate to Prescribed officer L Charbonnier,
EVP: Business Development
Company Sibanye-Stillwater Limited
Nature of interest Direct and Beneficial
Relationship Wife
Nature of transaction On market purchase of ADRs
Transaction Date 15 June 2021
Number of shares 7 897
Class of Security ADR
Market Price £12,6043
Total Value £99 536,16
Name
AC Charbonnier
Position An Associate to Prescribed officer L Charbonnier,
EVP: Business Development
Relationship Daughter
Company Sibanye-Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market purchase of shares
Transaction Date 15 June 2021
Number of shares 156
Class of Security ADR
Market Price £12,5936
Total Value £1 964,60
Name
MC Charbonnier
Position
An Associate to Prescribed officer L Charbonnier,
EVP: Business Development
Relationship Son

Company Sibanye-Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market purchase of shares
Transaction Date 15 June 2021
Number of shares 156
Class of Security ADR
Market Price £12,5936
Total Value £1 964,60
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited